FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2010

PETROBRAS ENERGIA S.A.

 (Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A.

PETROBRAS ENERGÍA S.A.

Buenos Aires, March 29, 2010 – Petrobras Energía S.A. (Buenos Aires: PESA) informs that at the meeting held on March 26, 2010, the Company’s Board of Directors considered and resolved to accept the resignations submitted by Luis Miguel Sas and Carlos Alberto da Costa from their respective positions as Regular Directors, effective as of that date. The beforementioned resignations were accepted in order to comply with the Company’s Bylaws, making it clear that the purpose of such resignations was to leave the positions vacant for the Shareholders’ Meeting to make resolutions in such respect.

In addition, it was expressly stated that such resignations were not fraudulent or submitted without due notice and do not affect the regular performance of the Company´s Board of Directors. It was also stated that the resigning directors have no claims whatsoever against the Company, its Directors and Shareholders.

www.petrobras.com.ar

(54-11) 4344-6655

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ENERGÍA S.A.

Date: 04/13/2010

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney